SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

VENUS CONCEPT INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

92332W 105

(CUSIP Number)

Patrick G. Enright

Managing Member

Longitude Capital Partners II, LLC

2740 Sand Hill Road, 2nd Floor

Menlo Park, CA 94025

(650) 854-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAMES OF REPORTING PERSONS Longitude Capital Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,466,118 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,466,118 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,466,118 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.0% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by LVPII (as defined in Item 2(a) below). LCPII (as defined in Item 2(a) below) is the general partner of LVPII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 67,584,573 shares of Common Stock outstanding as of November 8, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q (the “Form 10-Q”) for the quarter ended September 30, 2022 filed with the Securities and Exchange Commission on November 10, 2022, plus 1,750,000 additional shares of the Common Stock issued by the Issuer on November 18, 2022 (the “Private Placement”), as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2022.

1	NAMES OF REPORTING PERSONS Longitude Venture Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,466,118 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,466,118 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,466,118 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.0% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by LVPII. LCPII is the general partner of LVPII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 67,584,573 shares of Common Stock outstanding as of November 8, 2022, as reported in the Form 10-Q, plus 1,750,000 additional shares of Common Stock issued in the Private Placement as of November 18, 2022.

1	NAMES OF REPORTING PERSONS Patrick G. Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,466,118 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,466,118 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,466,118 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.0% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All shares are held of record by LVPII. LCPII is the general partner of LVPII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 67,584,573 shares of Common Stock outstanding as of November 8, 2022, as reported in the Form 10-Q, plus 1,750,000 additional shares of Common Stock issued in the Private Placement as of November 18, 2022.

1	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,466,118 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,466,118 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,466,118 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.0% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All shares are held of record by LVPII. LCPII is the general partner of LVPII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 67,584,573 shares of Common Stock outstanding as of November 8, 2022, as reported in the Form 10-Q, plus 1,750,000 additional shares of Common Stock issued in the Private Placement as of November 18, 2022.

Item 2. Identity and Background.

(a) This Amendment No. 1 (“Amendment”) is being filed by Longitude Venture Partners II, L.P. (“LVPII”), Longitude Capital Partners II, LLC (“LCPII”, and together with LVPII, the “Reporting Entities”) and Patrick G. Enright (“Enright”) and Juliet Tammenoms Bakker (“Tammenoms Bakker” and together with Enright, the “Managing Members”). This Amendment amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “Commission”) on November 18, 2019 (the “Original Schedule 13D”). The Reporting Entities and Managing Members are collectively referred to as the “Reporting Persons.” The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to the Original Schedule 13D as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Amendment except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

(c) Each Reporting Entity is a venture capital investment entity. Each Managing Member is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. The Managing Members are managing members of LCPII, the general partner of LVPII.

Item 5. Interest in Securities of the Issuer.

(a) and (b) See Items 7-11 of the cover pages of this Amendment and Item 2 above.

(c) The Reporting Persons have affected the following transaction in the Common Stock of the Issuer during the last sixty days:

On December 23, 2022, the Reporting Persons sold 117,333 shares of the Common Stock of the Issuer at an approximate price per share of $0.51 for aggregate proceeds of approximately $58,450.53.

(d) Under certain circumstances set forth in the limited partnership agreement of LVPII, the general partner and limited partners of LVPII may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) On December 23, 2022, upon the sale of the Common Stock described in Item 5(c) of this Amendment, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented to add the following:

On February 14, 2020, Tammenoms Bakker resigned from the Issuer’s board of directors.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2023

LONGITUDE VENTURE PARTNERS II, L.P.

By:	LONGITUDE CAPITAL PARTNERS II, LLC

Its:	General Partner

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

LONGITUDE CAPITAL PARTNERS II, LLC

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

/s/ Patrick G. Enright
Patrick G. Enright

/s/ Juliet Tammenoms Bakker
Juliet Tammenoms Bakker